Exhibit 99.1



Form for the disclosure of securities transactions in the own issuing institution

Part I

1.  Name of issuing institution : ASML Holding N.V.

2.  Name of person obliged to notify : ASML Holding N.V.


Sort of security
----------------

3.  Sort of security :  ASML 4.25% Convertible Subordinated Bonds 1999 due 2004

     (Share/Bond/Option/Warrant/other)

4.  To be filled out if applicable:

    o   Nominal value of the security:

    o   Option series (call option/put option): NA

    o   Exercise price: NA

    o   Expiration date: NA


Transaction in the security indicated in questions 3 and 4
----------------------------------------------------------

5.  Date of the transaction: 10 September 2003

6.   a.  Number of securities acquired in
         the transaction:  USD 75,000,000 aggregate nominal amount

     b.  Number of securities sold in the transaction:  NA

7.  Price of the securities: 100.25%

8.  Open/Close (in case of options) NA

Part II

(Intended solely to enable the The Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. An institution which has issued or will issue securities within the meaning of Section 46, subsection 1: [x] Yes [ ] No

2. Any person who determines or contributes to the daily management of the institution: [ ] Yes [x] No

3. Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:
         [ ] Yes [x] No

4. Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3: [ ] Yes [x] No

5. Persons providing directly or indirectly more than 25% of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company: [ ] Yes [x] No

6. Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5
         above: [ ]  Yes   [x]  No

7.       Other persons running a joint household with the persons as mentioned
         in the categories 2 through 5 above: [ ]  Yes   [x]  No

8. Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5% of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5% of the shares, or depositary receipts for shares, in the capital of the institution:
         [ ]  Yes   [x]  No

9. Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils
         Act: [ ] Yes [x] No

-        Is the disclosure made through the Compliance Officer of the
         issuing institution: [ ]  Yes   [x]  No

- If the transaction concerns an employee participation plan: date of granting of the option: NA

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Radboud Breukers, Corporate Treasurer

De Run 1110                                     September 11, 2003

5503 LA Veldhoven                               /s/ Radboud Breukers
                                                --------------------
                                                Signature